Exhibit (a)(1)(J)

Form of Communication Regarding Grant Date Closing Stock Price

To:	All Eligible Option Holders
From:	Bazaarvoice, Inc.
Date:	August 2, 2016
Subject:	Expiration of Offer to Exchange and Grant Date Closing Stock Price

Today is the last day to elect to exchange your eligible options as part of Bazaarvoice’s voluntary offer to exchange eligible options for a lesser number of new options, subject to a new vesting schedule (referred to as the “offer”). The offer is scheduled to expire today at 11:00 p.m., Central Time.

We are sending this communication to you to remind you of the pending expiration of the offer and to notify you that the closing price of our common stock today was $[    ]. As previously noted, the exercise price per share of all new options granted pursuant to the offer will be equal to the closing price of our common stock as quoted by the NASDAQ Global Select Market on the new option grant date, which will be today. Accordingly, any new options that you are issued in exchange for eligible options that you tender prior to the expiration of the offer will have an exercise price of $[    ].

If you wish to exchange some or all of your eligible options for a lesser number of new options, you must complete and submit your election prior to the expiration of the offer. If you have already submitted your election, you have until the offer expires to withdraw your elected options or change your election.

You may notify us of your election (or change in your election) in one of the following two ways:

•	By making an election online at the offer website at www.equitytool.com/ispadvisors/bazaarvoice (our preferred method). Your online election must be submitted before the offer expires.

•	By completing an election form or withdrawal form and returning it via facsimile or e-mail (via PDF or similar imaged document file) before the offer expires, to:

Kin Gill, Chief Legal Officer, General Counsel, and Secretary

Bazaarvoice, Inc.

Fax: 512-853-2182

E-mail: optionexchange@bazaarvoice.com

Offer Website: www.equitytool.com/ispadvisors/bazaarvoice.

To request a copy of the election form or withdrawal form, please contact:

Kin Gill, Chief Legal Officer, General Counsel and Secretary

Bazaarvoice, Inc.

10901 Stonelake Blvd.

Austin, Texas 78759

Phone: (512) 551-6094

E-mail: optionexchange@bazaarvoice.com.

Only responses that are complete and actually received by Talon (the third party we have engaged to assist with the implementation of the offer) and/or Bazaarvoice by the deadline will be accepted. Responses submitted by any other means, including hand delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Kin Gill at the contact information listed above.

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for New Options; (2) the e-mail from Gene Austin, dated July 5, 2016 and the e-mail from optionexchange@bazaarvoice.com, dated July 5, 2016; (3) the election form; and (4) the withdrawal form. You also may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov and on the offer website at www.equitytool.com/ispadvisors/bazaarvoice